Filed Pursuant to Rule 433

Registration No. 333-237847

IDEX Corporation

Pricing Term Sheet

$500,000,000 2.625% Senior Notes due 2031

May 17, 2021

This pricing term sheet supplements, and should be read in conjunction with, IDEX Corporation’s preliminary prospectus supplement dated May 17, 2021 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated April 27, 2020 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	IDEX Corporation (the “Company”)

Security Description:	2.625% Senior Notes due 2031 (the “Notes”)

Principal Amount:	$500 million

Trade Date:	May 17, 2021

Settlement Date*:	T+9; May 28, 2021

Maturity Date:	June 15, 2031

Expected Ratings**:	Baa2 (Moody’s) / BBB (S&P) / BBB+ (Fitch)

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2021

Coupon (Interest Rate):	2.625%

Public Offering Price:	99.876% of the principal amount

Yield to Maturity:	2.639%

Benchmark Treasury:	UST 1.625% due May 15, 2031

Benchmark Treasury Price / Yield:	99-28; 1.639%

Spread to Benchmark Treasury:	+100 bps

Optional Redemption:

Prior to March 15, 2031, redeemable at any time at the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) from the redemption date through the stated maturity of the Notes being redeemed, in each case discounted to the date of redemption on a semi-annual basis (assuming a 360 day year consisting of twelve 30 day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 15 basis points, plus accrued and unpaid interest to the redemption date.

On or after March 15, 2031, redeemable at any time at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	45167R AH7 / US45167RAH75

Use of Proceeds:

We estimate that the net proceeds from this offering will be approximately $494.3 million, after deducting underwriting discounts and commissions and our estimated offering expenses.

We intend to use approximately $357.4 million of the net proceeds from this offering to redeem and repay all $350.0 million aggregate principal amount outstanding of our 4.2% Senior Notes due December 15, 2021 and related accrued interest and redemption premiums, and the balance of our net proceeds will be used for general corporate purposes.

Change of Control Triggering Event:	If a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) occurs, the Company will be required, subject to certain exceptions, to offer to repurchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the applicable Change of Control Payment Date (as defined in the Preliminary Prospectus Supplement). The provisions of the Notes that may require us to offer to purchase the Notes upon the occurrence of a Change of Control Triggering Event, and what constitutes a Change of Control Triggering Event with respect to the Notes, are subject to important exceptions and limitations and you should carefully review the information appearing under the headings “Risk Factors” and “Description of the Notes—Change of Control Offer” in the Preliminary Prospectus Supplement for additional information.

Joint Book-Running Managers:	J.P. Morgan Securities LLC
BofA Securities, Inc.
Wells Fargo Securities, LLC

Senior Co-Managers:	HSBC Securities (USA) Inc. Mizuho Securities USA LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Loop Capital Markets LLC MUFG Securities Americas Inc.

*Note: It is expected that delivery of the Notes will be made against payment therefor on or about May 28, 2021, which is the ninth business day following the date hereof (such settlement cycle being referred to as “T+9”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+9, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade such notes more than two business days prior to the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, BofA Securities, Inc. toll-free at (800) 294-1322 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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